FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

INFORMATION NOTICE TO PARTICIPANT ENTITIES

SADIA S.A.

Latibex Code XSDI  (ISIN BRSDIAACNPR1)

EXCHANGE OF SHARES ISSUED BY SADIA S.A. FOR SHARES ISSUED BY BRF-BRASIL FOODS S.A. (FORMERLY PERDIGÃO S.A.)

For all legal purposes and regarding the Informative Notice released on the 30 of July 2009 as Iberclear Warning (Aviso de Iberclear) number 774/2008, and in view of the exchange of shares of SADIA by shares of BRF and the delisting of SADIA shares from Latibex, Santander Investment S.A., in order to amend the information regarding the delisting of SADIA shares form Latibex, in its capacity as Sadia’s agent (“Agent”), hereby informs the following:

SADIA will apply in Spain for delisting of it’s shares in Latibex no later than the 22 of September 2009 (date in which is expected that SADIA shares stop trading in BOVESPA and the exchange of SADIA shares by BRF BRASIL FOODS, S.A. is executed). SADIA shares will be delisted form Latibex, BOVESPA and NYSE once all the necessary authorizations have been granted and all require procedures are implemented to guarantee to the investors in Latibex that will receive in Brazil BRF shares according to the exchange ratio.

It is likely that once the exchange of shares is approved by the general shareholders meeting of SADIA, S.A. and BRF BRASIL FOODS, S.A. to be held on the 18 of August 2009 liquidity of SADIA shares drop significantly. In view of the foregoing we remind those SADIA shareholders that do not want to receive BRF shares will be allowed to sell their SADIA’s shares in the Latibex, in the normal course of transactions. Banco Espirito Santo Investment, in its capacity as “SADIA’s Expert” will offer a consideration, based on the maximum price range to which it is bound (4% while the market of origin remains closed and 1.75% when such market is opened) until 18 of August 2009.

Participant Entities in Iberlcear must apply, before 10 of September, the delivery of their clients shares which have no sold their SADIA shares to the custodian account in Brazil that have been open to such effect.

For any additional query and / or information, Santander Investment, S.A. phone number, as SADIA’s Agent Bank for Latibex, are as follows: Laura Rodríguez 91-342.23.57 e Ignacio Algora 91-289.39.51.

We kindly ask you to instruct your clients, when applicable and to the extent possible, to facilitate the procedure of trading cancellation.

The information above is communicated for all applicable purposes in Madrid, on August 5, 2009.

Santander Investment, S.A.

SADIA´s Agent Bank for Latibex